Exhibit 99.1

Pintec Technology Holdings Limited

to Hold 2021 Extraordinary General Meeting on May 7, 2021

BEIJING, April 2, 2021 (PRNewswire) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at Floor 9, Room Jupiter, Heng An Building, No. 17, East 3rd Ring Road, Chaoyang, Beijing on May 7, 2021 at 10:00 a.m., Local time to consider and vote on the following two proposals (the “Proposals”) as further detailed in the notice of the EGM (the “Notice”):

1.

THAT the authorized share capital of the Company shall be changed to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 750,000,000 Class A Ordinary Shares of a par value of US$0.000125 each, (ii) 250,000,000 Class B Ordinary shares of a par value of US$0.000125 each, and (iii) 1,000,000,000 shares of no specific class of a par value of US$0.000125 each, by the re-designation of 1,000,000,000 authorized but unissued Class A Ordinary Shares as shares of no specific class (the “Re-designation of Share Capital”);

2.

THAT the Company’s Fourth or Current Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit A to the Notice.

The detailed Proposals and additional information regarding the EGM can be found in the Notice and the form of proxy for the EGM. The Notice and form of proxy for the EGM are available on the Company’s website at ir.pintec.com, and will also be furnished to the Securities and Exchange Commission on Form 6-K on or about April 2, 2021. In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

The Board of Directors of the Company recommends that the Company’s shareholders and ADS holders vote FOR the Proposals.

The Board of Directors of the Company has fixed the close of business on April 7, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive the Notice or any adjournment or postponement thereof. Holders of record of ordinary shares of the Company at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, quotations from management and PINTEC’s strategic and operational plans. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SOURCE Pintec Technology Holdings Limited

For further information: Joyce Tang, Pintec Technology Holdings Ltd., Phone: +86 (10) 8564-3600, E-mail: ir@pintec.com